NXT Announces Signing of CDN $9.0 Million SFD Survey Contracts

Calgary, Alberta, Canada

Monday, August 27, 2007

Energy Exploration Technologies Inc. (“NXT” or “the Company”)

“ENXTF” – NASDAQ OTCBB

“EFW” – Frankfurt Exchange

NXT is pleased to announce the signing of additional CDN $9.0 million Stress Field Detection (“SFD”) survey contracts with an existing client.  The client had previously contracted and paid NXT for a CDN $3.0 million survey, which was announced on December 6, 2006 and completed in June 2007.  These new contracts will be conducted in following phases:

1.

CDN $500,000 for additional interpretation services, commencing immediately;

2.

CDN $1.0 million SFD survey, commencing immediately; and

3.

CDN $7.5 million of unspecified additional SFD surveys commencing in the fourth quarter of 2007, subject to completion of client financing by October 15, 2007.

In addition to the contracted survey fees to be received as outlined above, NXT will also be entitled to a Gross Overriding Royalty Interest (“GORR”) on any petroleum and natural gas production from lands developed by the client within the recommended SFD prospect areas.

“With the signing of this agreement NXT now has inventory of SFD survey work to provide assurance of continued revenue throughout the balance of 2007 and into 2008.” said Ken Rogers, VP Finance and CFO.  “Additionally as all flight operations are scheduled for completion in 2007 we anticipate strong cash flow for the year from progress payments.”

NXT is in the business of providing wide-area airborne exploration services to the oil and gas industry. The Company utilizes its proprietary SFD Survey System to offer its clients a unique, low cost service to rapidly identify sub-surface structures with reservoir potential in sedimentary basins with no environmental impact. The value of the service is providing clients with an efficient, cost effective method of surveying large tracts of land and delivering an inventory of SFD prospects with high potential. The SFD-based exploration process substantially reduces the need for 2-D reconnaissance seismic thus saving clients’ valuable time and money.

Additional information about NXT and the SFD technology is available on the Company’s website www.nxtenergy.com.

For more information contact:

Ken Rogers, VP Finance and CFO

Energy Exploration Technologies Inc.

505 — 3rd Street, S.W., Suite 1400

Calgary, Alberta, Canada T2P 3E6

Tel:

(403) 264-7020

Fax:

(403) 264-6442

info@nxtenergy.com

www.nxtenergy.com

Forward-Looking Statements

This news release may include forward-looking statements including opinions, assumptions, estimates and expectations of future prospects for the Company and financial projections.  When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "project," "plan," "will," "should" and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of important factors could cause actual results to differ materially from those in the forward-looking statements including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of capital markets, the ability to obtain financing, changes in the oil and gas industry, operating risks, reserve estimates, changes in general economic conditions and other factors more fully described from time to time in the reports and filings made by the Company with securities regulatory authorities.

Neither the NASDAQ OTCBB nor the Frankfurt or Berlin Exchanges have reviewed and do not accept responsibility for the adequacy or accuracy of this news release.